UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

noco-noco Inc. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) effective October 17, 2024 and that the Company has appointed WWC, P.C. (“WWC” or the “Successor Auditor”) as successor auditor of the Company effective October 17, 2024 and for the fiscal year ended June 30, 2024.

In connection therewith, the Company provides that:

1.
the dismissal of Marcum Asia and the appointment of the Successor Auditor have been considered and approved by the Company’s audit committee and board of directors;
2.
the audit reports of Marcum Asia on the financial statements of the Company as of and for the years ended June 30, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles; provided that there is an explanatory paragraph on the Company's ability to continue as a going concern for the year ended June 30, 2023; and
3.
during the fiscal years ended June 30, 2022 and 2023 and in the subsequent interim period through October 17, 2024, there have been no disagreements (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of such disagreements in its reports on the financial statements for such years. Except for the material weaknesses relating to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues, prepare and review financial statements including related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC, none of “reportable events”, as that term is described in Item 16F(a)(1)(v) of Form 20-F, occurred within the two fiscal years of the Company ended June 30, 2022 and 2023 and subsequently up to the date of dismissal.

The Company provided Marcum Asia with a copy of this Form 6-K and requested that Marcum Asia provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company in the Form 6-K. A copy of Marcum Asia’s letter dated October 17, 2024 is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and in the subsequent interim period through October 17, 2024, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that the Successor Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending June 30, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: October 17, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 16.1	Letter from previous auditor